Filed by Centene Corporation
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934, as amended
Subject Company: Health Net, Inc.
Commission File No.: 1-12718

Wells Fargo 10th Annual Healthcare Conference-Boston

September 9-10, 2015

Safe Harbor Statement

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Centene, Health Net and the combined businesses of Centene and Health Net and certain plans and objectives of Centene and Health Net with respect thereto, including the expected benefits of the proposed merger. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the transaction; the possibility that the expected synergies and value creation from the proposed merger will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, changes in federal or state laws or regulations, including the Patient Protection and Affordable Care Act and the Health Care Education Affordability Reconciliation Act and any regulations enacted thereunder, provider and state contract changes, the outcome of pending legal or regulatory proceedings, reduction in provider payments by governmental payors, the expiration of Centene’s or Health Net’s Medicare or Medicaid managed care contracts by federal or state governments and tax matters; the possibility that the merger does not close, including, but not limited to, due to the failure to satisfy the closing conditions, including the receipt of approval of both Centene’s stockholders and Health Net’s stockholders; the risk that financing for the transaction may not be available on favorable terms; and risks and uncertainties discussed in the reports that Centene and Health Net have filed with the Securities and Exchange Commission (the “SEC”). These forward-looking statements reflect Centene’s and Health Net’s current views with respect to future events and are based on numerous assumptions and assessments made by Centene and Health Net in light of their experience and perception of historical trends, current conditions, business strategies, operating environments, future developments and other factors they believe appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this announcement could cause Centene’s and Health Net’s plans with respect to the proposed merger, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this announcement are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this announcement. Neither Centene nor Health Net assumes any obligation to update the information contained in this announcement (whether as a result of new information, future events or otherwise), except as required by applicable law. These risks, as well as other risks associated with the merger, are more fully discussed in the preliminary joint proxy statement/prospectus, as it may be amended, that is included in the Registration Statement on Form S-4 that has been filed with the SEC on August 18, 2015 in connection with the merger. A further list and description of risks and uncertainties can be found in Centene’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its reports on Form 10-Q and Form 8-K as well as in Health Net’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its reports on Form 10-Q and Form 8-K.

Safe Harbor Statement

Additional Information and Where to Find It

The proposed merger transaction involving Centene and Health Net will be submitted to the respective stockholders of Centene and Health Net for their consideration. In connection with the proposed merger, Centene prepared a registration statement on Form S-4 that included a preliminary joint proxy statement/prospectus for the stockholders of Centene and Health Net filed with the SEC on August 18, 2015. At the appropriate time, each of Centene and Health Net will mail the definitive joint proxy statement/prospectus to their respective stockholders and file other documents regarding the merger with the SEC. These materials are not yet final and will be amended. Centene and Health Net urge investors and stockholders to read the definitive joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and security holders may receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov. These documents can also be obtained (when they are available) free of charge from Centene upon written request to the Investor Relations Department, Centene Plaza 7700 Forsyth Blvd. St. Louis, MO 63105, (314) 725-4477 or from Centene’s website, http://www.centene.com/investors/, or from Health Net upon written request to the Investor Relations Department, Health Net, Inc. 21650 Oxnard Street Woodland Hills, CA 91367, (800) 291-6911, or from Health Net’s website, www.healthnet.com/InvestorRelations.

Participants in Solicitation

Centene, Health Net and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of Centene and Health Net in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of Centene and Health Net in connection with the proposed merger is set forth in the preliminary joint proxy statement/prospectus filed with the SEC on August 18, 2015. You can find information about Centene’s executive officers and directors in its definitive proxy statement for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on March 16, 2015. You can find information about Health Net’s executive officers and directors in its definitive proxy statement for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2015. You can obtain free copies of these documents from Centene and Health Net using the contact information above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Earnings Guidance Policy

Our Company’s policy is, “that the Company undertakes no obligation to update its earnings guidance, other than as part of its quarterly or yearly earnings disclosure, and that silence on guidance by the Company or Company officials should not be interpreted that guidance has or has not changed. In any event, no updated guidance would ever be given that is not previously or simultaneously disclosed in an SEC filing or other broad non-exclusionary means.”

“Further, it is Company policy to generally not hold discussions with investors commencing two weeks prior to earnings release.”

Enhanced

Capabilities for Delivering High Quality, Affordable Healthcare

1. Growth in 2017 and beyond

2. Critical mass

3. Increased capabilities

4. Pro Forma 2015E Premium & Service Revenue of $37B

5. Pro Forma 2015E Adj. EBITDA in excess of $1.5B

Enhanced Capabilities for Delivering High Quality, Affordable Healthcare

Health Net adds over 6M members* & Key Capabilities in Growth Products

1.8M Medicaid members*

Provides deeper penetration in California—the largest Medicaid state with 12 million beneficiaries

Nearly 270K Medicare Advantage members * in CA, AZ, OR & WA

Provides a 4 Star Medicare Advantage capability

Over 65% of Medicare beneficiaries are at or below 400% of the FPL

Opportunity to leverage HNT’s MA platform across CNC states

Nearly 290K Exchange members *

Complimentary Exchange approach—focused on targeted “low-income” populations

27K Dual Demonstration members *

122K Prison Health Eligibles *

Other Government Contracts Business:

2.8M TRICARE members *

Approximately 5M VA eligibles*

Government Contracts revenues of at least $600M expected for FY2015

Opportunity for increased specialty company growth

* Membership as of 6/30/15

Key Transaction Terms

Purchase Price

$28.25 in cash plus 0.622 shares of Centene

Implies $78.57 per Health Net share based on July 1st close

Total transaction value of $6.8B, including assumption of Health Net debt

Ownership

Centene shareholders to own ~71% of Company and Health Net shareholders to own ~29% of Company

Financing

Financing commitment of $2.7B

Pro forma debt to capital ratio of ~40%, based on July 1st close

Permanent financing to consist primarily of senior notes

Projected Financial Impact

Greater than 10% accretive to GAAP EPS in first full year

Greater than 20% accretive to Adjusted EPS in first full year

Pre tax synergies of $150M by the end of year 2; half in year 1 (On top of Cognizant Savings)

Path to Closing

Expect to close in early 2016

Health Net and Centene shareholder approval

Granted early termination of the waiting period required under Hart-Scott-Rodino

Customary State approvals—including “change of control” approvals from State insurance and health regulators in Arizona, California, and Oregon

Cost Synergy Opportunities

Core G&A Efficiencies

Specialty Company Integration

Medical Costs

Technology Platform

$150M in Year 2

On Top of Cognizant Savings

Savings Are Incremental to Growth Opportunity

Critical Mass: Leader in High Quality Affordable Plans

Pro Forma Membership as of 6/30/15

Medicaid: 6.0 million

Specialty / Government: 3.1 million

Commercial / Exchanges: 1.3 million

Medicare: 280,000

Duals: 50,000

Total 10.7 million

Centene

Health Net

Common States

Note: Map excludes Health Net’s TRICARE North Region membership

Diversifying and Setting the Stage for

2016 and Beyond

2015E Revenue: $21 billion

2015E Revenue: $16 billion

2015E Pro Forma Revenue: $37 billion

Note: Estimate of revenue represents Premium and Service revenue and excludes health insurer fee revenue, premium taxes and investment income

Significant and Real Growth

Opportunities

Leader in Medicaid

Increased Medicare Advantage Presence

Enhanced Opportunity for Targeted Exchange Populations

Additional Government Health Programs

Leverage Specialty Platform

Introduces Commercial Group Business

National Presence Leadership Position

4 Star Plans Centene States

Leader in Quality Affordable Plans Value Based Networks

VA TRICARE

Depth and Breadth of Integrated Specialty Products

Harnesses strong distribution channels

Provides opportunities on private exchanges

Increased Addressable Segments by Product

Increased Addressable Segments by Product $612B

Medicare $689B

Health Insurance Marketplace $104B

Correctional Healthcare $9B

$1.4 trillion

US Health Care – Public Financing

Millions of Beneficiaries

Source: HMA, 2014

Current Pipeline

Medicaid & CHIP

Health Insurance Marketplace

Medicare (Duals)

Correctional Healthcare

Opportunity for Deeper Penetration in Segment

$140 billion

(Note: this figure does not include additional Medicare Advantage in CNC States)

Centene Has Delivered Growth Since 2008

HEALTHCARE COVERAGE SOLUTIONS

Government Solutions AZ FL GA IN OH SC TX WI

Low-Income Medicaid

CHIP

ABD (non duals)

ABD (dual-eligible) or Dual Demonstrations

Long-Term Services and Supports

Foster Care

Medicare Special Needs Plan

Specialty Health Solutions

Pharmacy Benefits

Behavioral & Specialty Therapies

Life & Health Management

Managed Vision

Telehealth

8 States

70 Solutions

Combination Creates Increased Product Diversity Across a Broader Footprint (Pro Forma 2015)

CENTENE Corporation

Government Solutions	AZ	AR	CA	FL	GA	IL	IN	KS	LA	MA	MI	MN	MS	MO	NH	OH	OR	SC	TN	TX	VT	WA	WI
TANF	●		●	●	●	●	●	●	●				●	●	●	●	●	●		●		●	●
Medicaid Expansion	●	●	●			●				●					●	●	●					●	
CHIP	●		●	●	●		●	●	●				●	●	●	●	●	●		●		●	●
ABD (non-duals)	●		●	●		●	●	●	●				●		●	●	●	●		●		●	●
ABD (Medicaid only dual-eligibles)	●		●	●				●							●		●			●			●
Dual Demonstrations			●			●					●					●		●		●			
Intellectually/Developmentally Disabled						●		●							●								
Long-Term Services and Supports	●			●		●		●			●				●	●		●		●			
Foster Care			●	●				●	●				●	●	●					●		●	
Medicare Advantage	●		●														●					●	
Medicare Special Needs Plan	●			●	●						●					●	●			●			●
Health Insurance Marketplace	●	●	●	●	●	●	●			●			●			●	●			●		●	
Correctional Healthcare			●							●		●							●		●		
Specialty Health Solutions																							
Pharmacy Benefits	●	●	●	●	●	●	●	●	●	●	●		●		●	●		●		●		●	
Behavioral & Specialty Therapies	●	●	●	●	●	●	●	●	●	●	●		●	●	●	●		●		●		●	●
Life & Health Management	●	●	●	●	●	●	●	●	●	●	●	●	●	●	●	●		●	●	●	●	●	●
Primary Care Solutions for Complex Populations				●			●	●						●		●				●			●
Managed Vision	●	●	●	●	●	●	●	●	●	●	●		●	●	●	●		●		●		●	●
Dental Benefits[1]	●	●		●	●	●		●		●	●		●	●		●				●			●
Telehealth (Nurse Triage and Education Line)	●	●	●	●	●	●	●	●	●	●	●		●	●	●	●		●		●		●	●

1 *Centene is in process of transitioning dental services from external vendors to our new dental benefit management subsidiary.*

Note: Does not include HNT's Group Commercial and TRICARE lines of business.

23 States **237 Solutions**

16

Enhanced Capabilities for Delivering High Quality, Affordable Healthcare

Scale in Government Programs

Leading position in Government programs: Medicaid, Medicare, VA and TRICARE

PF 2015E Premium & Service Revenue of $37B and Adj. EBITDA in excess of $1.5B

Opportunity to leverage specialty programs

Increased Capabilities

Provides scale and expertise in Medicare

Strong quality position with 4 Star plan

Innovative capabilities for value based Exchange & consumer products

Platform for Expanded Growth

Significant growth opportunity in Medicare, Exchanges & other Gov’t programs

Leadership in CA, FL and TX

Expanded growth pipeline

Compelling Financial Profile

In first year, GAAP EPS accretion of >10% and Adjusted EPS accretion > 20%

Prudent capital structure with debt to capital of ~40%

Wells Fargo 10th Annual Healthcare Conference-Boston

September 9-10, 2015